

Baz Palmer · 3rd

WEYO - More fun than a barrel of monkeys 🐵

Melbourne, Victoria, Australia · Contact info

500+ connections

Weyo

La Trobe University

Experience

Cofounder and CEO
Weyo
Jul 2014 – Present · 7 yrs 4 mos
Melbourne, Australia

Reading GO! - Gamification 4 Good 🙌

Co-Founder
Vampr
Jan 2016 – Present · 5 yrs 10 mos
Melbourne, Australia

Vampr helps you connect and collaborate with fellow musicians and music lovers, irrespective of where you live or who you know. Made by musicians, for musicians, Vampr removes the barrier to entry into the music industry. Great things happen when people connect.

Guitarist and Songwriter
Hunters & Collectors
Jan 1988 – Present · 33 yrs 10 mos
World Wide Global Music Madness

Iconic Australian band that toured the world for seventeen years, garnering rave reviews, a legion of dedicated fans and multi platinum album sales. Inducted into the Australian Music Hall of Fame in 2003. Rare sightings continue to this day.

Co-founder and CEO
soundhalo
Oct 2011 – Dec 2014 · 3 yrs 3 mos
Melbourne, Australia

Soundhalo is about bringing artists closer to audiences by capturing the raw emotion of the live performance and making it available for immediate download to smartphones,tablets and PCs. This world-first platform expands audiences and starts conversations, bringing exciting opportunities for artists, managers, record labels, and festival and event promoters.

Founder and CEO
Gigantically Small
Jul 2002 – Oct 2012 · 10 yrs 4 mos
Hawthorn East

Indie label/ management / publisher company- incorporating one of the world's finest boutique studios.

Education

La Trobe University
Bachelor of Arts (BA) Diploma of Education, English Language and Literature/Letters
1978 – 1983